NO ACT

PE
1-2-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004170

Received SEC
FEB 1 6 2009
Washington, DC 20549

February 16, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-16-09

Lisette S. Willemsen
Assistant Counsel
Allstate Insurance Company
2775 Sanders Road, A3
Northbrook, IL 60062-6127

Re: The Allstate Corporation
Incoming letter dated January 2, 2009

Dear Ms. Willemsen:

This is in response to your letter dated January 2, 2009 concerning the shareholder proposal submitted to Allstate by Chris Rossi. We also have received letters on the proponent's behalf dated January 19, 2009 and February 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 2, 2009

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allstate relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Allstate Corporation (ALL)
Rule 14a-8 Proposal by Chris Rossi
Independent Lead Director

Ladies and Gentlemen:

This further responds to the company January 2, 2009 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Chris Rossi

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

In the alternative that the independence definition is found lacking this is to respectfully request that permission be granted for the deletion of the following 12-words in the above text as illustrated in the following strike-out:

The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

And thus to state:

The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal if the independence definition is found lacking.

For these reasons and the January 19, 2009 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi

Lisette Willemsen <Lisette.Willemsen@allstate.com>

Allstate.
You're in good hands.

Lisette S. Willemsen
Assistant Counsel
Corporate Governance

January 2, 2009 Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov) AND NEXT BUSINESS DAY DELIVERY

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to The Allstate Corporation, a Delaware corporation ("Allstate" or the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated October 6, 2008, (the "Proposal"), from Chris Rossi (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2009 Annual Meeting is scheduled to be held on or about May 19, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal calls for adoption of a bylaw requiring that Allstate have an independent lead director with the applicable standard of independence being the standard set by the Council of Institutional Investors ("CII"), as follows:

> *Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.*

Allstate believes that the Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(2) because implementing it would violate Delaware law, pursuant to Rule 14a-8(i)(3) because it is materially false and misleading, and pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The Proposal may be excluded from Allstate's 2009 proxy materials pursuant to Rule 14a-8(i)(2) because it would cause Allstate to violate Delaware law.

The Proposal would cause Allstate, a Delaware corporation, to violate the Delaware General Corporation Law because a bylaw giving independent directors greater voting rights than non-independent directors conflicts with Allstate's certificate of incorporation. Rule 14a-8(i)(2) provides that a proposal may be excluded if it would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. Under Delaware law, the default rule is that each director is entitled to one vote on each matter that is submitted for board action. The default rule may be modified, but only through the certificate of incorporation, not through a bylaw. Allstate's certificate of incorporation does not modify the default rule. Therefore, under Allstate's certificate of incorporation, each of Allstate's directors is entitled to one vote on each matter submitted for board action.

The Proposal conflicts with the default rule because the bylaw contemplated by the Proposal gives "independent board members" greater voting rights than non-independent board members with respect to the election of the lead independent director. Furthermore, the Proposal specifically requests the board to adopt a bylaw. Under Delaware law, however, the default rule can be modified only through the certificate of incorporation and not through a bylaw. Moreover, a bylaw that conflicts with the certificate of incorporation is invalid. For these reasons, the Proposal, if implemented, would cause Allstate to violate Delaware law.

Allstate Insurance Company
2775 Sanders Road, A3 Northbrook, IL 60062-6127 T 847.402.7366 F 847.326.7524 E Lisette.Willemsen@allstate.com

Allstate has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger supporting this position, a copy of which is attached hereto as **Exhibit B**. The opinion states, in relevant part:

Because the bylaw contemplated by the Proposal would conflict with the default rule, applicable by virtue of the Certificate of Incorporation, that each director shall be entitled to one vote on each matter submitted for board action, such bylaw would be void.

Because these issues are discussed at length in the opinion, that discussion is incorporated in this letter and will not be repeated here.

In AT&T Inc. (February 7, 2006), the Staff concurred that a proposal calling for the board to adopt cumulative voting by means of a bylaw or long-term policy was excludable under Rule 14a-8(i)(2) because Delaware law permits cumulative voting only if it is authorized in the certificate of incorporation and AT&T's certificate of incorporation does not authorize cumulative voting. Similarly, the Proposal is invalid under Delaware law because the bylaw called for by the Proposal conflicts with Allstate's certificate of incorporation, under which each director is entitled to one vote on each matter submitted for board action. Therefore, we believe that the Proposal may be omitted from Allstate's 2009 proxy materials pursuant to Rule 14a-8(i)(2).

The Proposal may be excluded from Allstate's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

The Proposal is materially false and misleading because it misrepresents the CII independence standard. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading.

The Proposal describes the CII independence standard as follows:

... which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

By contrast, Part 7, "Independent Director Definition," of the CII Corporate Governance Policies is attached hereto as **Exhibit C**. Section 7.2, "Basic Definition of an Independent Director," is as follows:

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The Proposal's description fails to capture several key features of this definition. First, the CII standard permits directors to have trivial connections to the corporation in addition to their directorships, whereas the Proposal describes the CII standard as not permitting any other connections. Section 7.3 of the CII Corporate Governance Policies, "Guidelines for Assessing Director Independence," contains eight bright-line tests for determining whether a director is independent, and allows for numerous connections with the corporation that would not disqualify a director from being independent. To take one example, under Section 7.3a, a director who is a former CEO of the corporation is not disqualified if the director served as CEO more than five years ago. The Proposal is false and misleading because it does not indicate to stockholders that these sorts of connections are permitted under the CII standard.

Second, the Proposal describes the CII standard as taking into account only a director's connections with the corporation. The CII definition, however, refers explicitly to a director's connections with the corporation's "chairman, CEO or any other executive officer" in addition to the corporation itself. Moreover, the final paragraph of Part 7 of the CII Corporate Governance Policies contains the following:

> *The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent.*

This language indicates that under the CII definition connections with other directors may also disqualify a director from being independent. Therefore, whereas the Proposal refers only to connections between a director and the corporation itself, the CII standard actually covers connections between a director and the corporation's chairman, CEO and any other executive officer, and the other directors, as well as the corporation itself.

In summary, the Proposal misrepresents the CII independence standard in two different ways: First, the Proposal describes the CII independence standard as being more restrictive than it really is because it suggests that the standard prohibits directors from having any connections with the corporation other than their directorships, whereas the standard in fact permits trivial connections. Second, the Proposal describes the CII independence standard as being less restrictive than it really is because it suggests that the standard takes into account only relationships with the corporation itself, whereas the standard in fact takes into account relationships with the corporation's executive officers and other directors, as well as relationships with the corporation itself. Moreover, because the CII independence standard is an essential element of the Proposal, the description of the standard is a material factor in a stockholder's decision to vote for or against the Proposal. Therefore, we believe that the Proposal is materially false and misleading and may be omitted from Allstate's 2009 proxy materials pursuant to Rule 14a-8(i)(3).

Allstate Insurance Company
2775 Sanders Road, A3 Northbrook, IL 60062-6127 T 847.402.7366 F 847.326.7524 E Lisette.Willemsen@allstate.com

The Proposal may be excluded from Allstate's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The Proposal is vague and indefinite under Rule 14a-8(i)(3) because it does not adequately describe the CII independence standard and because it does not specify which version of the CII independence standard is applicable. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, it is so inherently vague and indefinite that neither the stockholders voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

By way of background, Mr. Chevedden, as proxy for various stockholders, submitted a substantially similar proposal to various companies during the last proxy season. In at least three cases, the Staff concurred that this proposal could be omitted under Rule 14a-8(i)(3) as vague and indefinite because it specified the CII standard as the applicable standard of independence but failed to describe the CII standard or specify a particular version of it. See PG&E Corporation (March 7, 2008), Schering Plough Corporation (March 7, 2008), and JPMorgan Chase & Co. (March 5, 2008). This season, in an effort to provide a description of the CII independence standard, the Proponent has added to the Proposal the words "which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." However, as discussed below, we do not believe that the addition of this language remedies the Proposal's defects.

The Proposal does not describe the CII standard adequately enough to allow stockholders to know what they are being asked to approve. As a company listed on the New York Stock Exchange ("NYSE"), Allstate applies the NYSE independence standard in determining whether its directors are independent, in addition to certain of its own independence standards. Because the Proposal would require Allstate to adopt the CII independence standard, it is important that stockholders be able to compare the two standards. However, the Proposal does not provide sufficient detail to allow Allstate's stockholders to do so. For example, although the general rule under the NYSE standard is that directors have no material relationship with the company other than their directorships, Rule 303A.02(b) of the NYSE Listed Company Manual contains five bright-line tests for determining independence, which allow for various immaterial relationships. The Proposal, however, does not provide sufficient detail to allow stockholders to determine whether the CII standard contains any bright-lines tests, or whether it permits immaterial relationships or imposes an absolute bar on relationships other than directorships. As a result, stockholders cannot determine whether the CII standard that they are being asked to approve is the same as Allstate's existing independence standard or different.

The Proposal is also vague and indefinite because it does not specify which version of the CII independence standard is to be adopted. As indicated on the CII website, "The corporate governance policies of the Council of Institutional Investors are a living document that is constantly reviewed and updated." Therefore, even if the Proposal adequately described the CII standard, since that standard changes over time, stockholders do not know whether they are voting on the standard as it existed at the time that the Proposal was submitted, or at the time of the annual meeting, or at the time that the proposed bylaw would be adopted (if approved).

The Proposal does not describe the CII independence standard in sufficient detail to allow stockholders to understand the substantive provisions of the standard or to compare it with Allstate's existing independence standard. Moreover, the Proposal does not specify which version of the standard applies. As a result, neither Allstate nor its stockholders can determine exactly what the Proposal requires. Therefore, we believe that the Proposal may be omitted from Allstate's 2009 proxy materials pursuant to Rule 14a-8(i)(3) as vague and indefinite.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 10, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7366 or, in my absence, Jennifer M. Hager, Managing Counsel, at 847-402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Lisette S. Willemsen

Lisette S. Willemsen
Assistant Counsel
Allstate Insurance Company

Copies w/enclosures to: Jennifer M. Hager
Chris Rossi
John Chevedden by e-m***FISMA & OMB Memorandum M-07-16***d next business day delivery

Allstate Insurance Company
2775 Sanders Road, A3 Northbrook, IL 60062-6127 T 847.402.7366 F 847.326.7524 E Lisette.Willemsen@allstate.com

Exhibit A

(The Proposal and related correspondence with the Proponent)

A-1	John Chevedden's e-mail of November 4, 2008 to Mary McGinn. The email attachment includes Chris Rossi's letter dated October 6, 2008 and his Proposal.
A-2	Fax of November 4, 2008 includes Chris Rossi's letter dated October 6, 2008 and his Proposal.
A-3	E-mail of November 10, 2008 from Lisette Willemsen to Mr. Chevedden acknowledging receipt of the Proposal submitted by Mr. Rossi.
A-4	Mr. Chevedden's email of November 23, 2008 to Ms. Willemsen.
A-5	Ms. Willemsen's e-mail of November 24, 2008 to Mr. Chevedden.

Willemsen, Lisette

From: McGinn, Mary (Law Dept.)
Sent: Tuesday, November 04, 2008 12:15 PM
To: Mayes, Michele (Law); Hager, Jennifer (Law); Willemsen, Lisette
Subject: FW: Rule 14a-8 Proposal (ALL) LD - Chevedden Proposal on Lead Director for 2009 shareholder Meeting

Attachments: CCE00001.pdf

CCE00001.pdf (267 KB)

Mary J. McGinn
Vice President, Secretary and Deputy General Counsel Allstate
(847) 402-6146
(847) 402-6639 (fax)
Mary.McGinn@allstate.com

-----Original Message-----
From: olmsted [mailto***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 04, 2008 11:46 AM
To: McGinn, Mary (Law Dept.)
Cc: Smith, Katherine (Law)
Subject: Rule 14a-8 Proposal (ALL) LD

Please see the attachment.
Sincerely,
John Chevedden

Chris Rossi A-1

FISMA & OMB Memorandum M-07-16

Mr. Thomas J. Wilson
Chairman
Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062

Rule 14a-8 Proposal

Dear Mr. Wilson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Cheved***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Chris Rossi 10/06/08

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
PH: 847 402-5000
FX: 847 326-7519
FX: 847 326-9722
Katherine Smith <ksmith1@allstate.com>
Assistant Counsel
PH: 847 402-2343
FX: 847-326-7524

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Chris Rossi

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

The merits of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $20 million for Edward Liddy.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - An independent Chairman.
- Two directors held 5 director seats each – Over-extension concern:
  - Judith Sprieser
  - Jack Greenberg (who owned zero stock)
- Two directors were designated "Accelerated Vesting" directors by The Corporate Library – due to a director's involvement with speeding up stock option vesting to avoid recognizing the corresponding cost:
  - Judith Sprieser
  - Jack Greenberg
- Three directors were designated as "Problem Directors" and furthermore held six seats on our key audit, nomination and executive pay committees:
  - Judith Sprieser due to her involvement with USG Corp. and its bankruptcy.
  - James Farrell due to his involvement with UAL Corp. and its bankruptcy.

Ronald LeMay due to his involvement with the proposed Sprint merger with WorldCom that led to accelerating of $1.7 billion in stock options even though the merger ultimately failed.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Chris Rossi

FISMA & OMB Memorandum M-07-16

Mr. Thomas J. Wilson
Chairman
Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062

Rule 14a-8 Proposal

Dear Mr. Wilson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Chris Rossi 10/06/08

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
PH: 847 402-5000
FX: 847 326-7519
FX: 847 326-9722
Katherine Smith <ksmith1@allstate.com>
Assistant Counsel
PH: 847 402-2343
FX: 847-326-7524

[ALL: Rule 14a-8 Proposal, November 4, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Chris Rossi

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

The merits of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $20 million for Edward Liddy.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - An independent Chairman.
- Two directors held 5 director seats each Over-extension concern:
  - Judith Sprieser
  - Jack Greenberg (who owned zero stock)
- Two directors were designated "Accelerated Vesting" directors by The Corporate Library – due to a director's involvement with speeding up stock option vesting to avoid recognizing the corresponding cost:
  - Judith Sprieser
  - Jack Greenberg
- Three directors were designated as "Problem Directors" and furthermore held six seats on our key audit, nomination and executive pay committees:
  - Judith Sprieser due to her involvement with USG Corp. and its bankruptcy.
  - James Farrell due to his involvement with UAL Corp. and its bankruptcy.

Ronald LeMay due to his involvement with the proposed Sprint merger with WorldCom that led to accelerating of $1.7 billion in stock options even though the merger ultimately failed.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

**Independent Lead Director –
Yes on 3**

Notes:
Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Willemsen, Lisette

From:	Willemsen, Lisette
Sent:	Monday, November 10, 2008 4:30 PM
To:	***FISMA & OMB Memorandum M-07-16***
Subject:	Shareholder proposals submitted by Chris Rossi, Emil Rossi
Attachments:	11-10-08 (ERossi) Mr. Chevedden.pdf

Dear Mr. Chevedden: Pursuant to your request, I'm acknowledging receipt of the shareholder proposal submitted by Chris Rossi (received on November 4, 2008) and the shareholder proposal submitted by Emil Rossi (received on November 7, 2008).

Please see the letter below regarding Emil Rossi's shareholder proposal:

11-10-08 (ERossi)
Mr. Chevedde...

Lisette Willemsen
Assistant Counsel
Law & Regulation - Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Ph: (847) 402-7366
FAX: (847) 326-7524
Email: Lisette.Willemsen@allstate.com

Willemsen, Lisette

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, November 23, 2008 12:59 PM
To: Willemsen, Lisette
Subject: Rule 14a-8 Proposal (ALL) LD

Dear Ms. Willemsen, Please confirm that Chris Rossi meets all rule 14a-8 stock ownership requirements as a record holder.
Sincerely.
John Chevedden

------ Forwarded Message
From: "Willemsen, Lisette" <Lisette.Willemsen@allstate.com>
Date: Mon, 10 Nov 2008 16:30:14 -0600
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Shareholder proposals submitted by Chris Rossi, Emil Rossi
Subject: Shareholder proposals submitted by Chris Rossi, Emil Rossi

Dear Mr. Chevedden: Pursuant to your request, I'm acknowledging receipt of the shareholder proposal submitted by Chris Rossi (received on November 4, 2008) and the shareholder proposal submitted by Emil Rossi (received on November 7, 2008).

Willemsen, Lisette

From: Willemsen, Lisette
Sent: Mondav. November 24. 2008 1:04 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Chris Rossi - Rule 14a-8 Proposal (ALL) LD

Dear Mr. Chevedden: This email is to confirm that Chris Rossi meets Rule 14a-8 stock ownership requirements as a record holder.

Lisette Willemsen
>Assistant Counsel
>Law & Regulation - Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
>Ph: (847) 402-7366
>FAX: (847) 326-7524
Email: Lisette.Willemsen@allstate.com

-----Original Message-----
From: olmsted [mailto***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, November 23, 2008 12:59 PM
To: Willemsen, Lisette
Subject: Rule 14a-8 Proposal (ALL) LD

Dear Ms. Willemsen, Please confirm that Chris Rossi meets all rule 14a-8 stock ownership requirements as a record holder.
Sincerely.
John Chevedden

------ Forwarded Message
From: "Willemsen, Lisette" <Lisette.Willemsen@allstate.com>
Date: Mon, 10 Nov 2008 16:30:14 -0600
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Shareholder proposals submitted by Chris Rossi, Emil Rossi
Subject: Shareholder proposals submitted by Chris Rossi, Emil Rossi

Dear Mr. Chevedden: Pursuant to your request, I'm acknowledging receipt of the shareholder proposal submitted by Chris Rossi (received on November 4, 2008) and the shareholder proposal submitted by Emil Rossi (received on November 7, 2008).

Exhibit B

(Opinion of Richards, Layton & Finger, P.A., Delaware counsel)

RICHARDS
LAYTON &
FINGER

January 2, 2009

The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

Re: Stockholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Allstate Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Chris Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 17, 2007 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on September 15, 2008 (the "Bylaws");

(iii) the Corporate Governance Guidelines of the Company, dated September 15, 2008; and

(iv) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to adopt a bylaw requiring the Company to "have an independent lead director," and specifies that such director shall be "elected by and from the independent board members." Thus, the Proposal would require the Company, through the Bylaws, to provide "independent board members" with greater voting rights than non-independent board members with respect to the election of the "independent lead director." Notably, the Proposal does not indicate that non-independent board members are expected to abstain from voting on the election of the independent lead director, but instead purports to disenfranchise those directors with respect to the matter. As a result of this provision, for the reasons set forth below, the Proposal, if implemented, would violate the General Corporation Law.

Under Delaware law, the default rule is that directors are entitled to one vote on each matter submitted for board action. See 8 Del. C. § 141(b); Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 265-66 (Del. 1987) (emphasis added) ("In the absence of certificate provisions providing otherwise . . . each director has a single vote on each matter that occasions board action."). Section 141(d) of the General Corporation Law addresses the manner in which directors may be given greater or lesser voting rights than other directors. That subsection provides:

> The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation. The terms of office and voting powers of the directors elected separately by the holders of any class or series of stock may be greater than or less than those of any other director or class of directors. In addition, the certificate of incorporation may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors. Any such provision conferring greater or lesser voting power shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or bylaws. If the certificate of incorporation provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

8 Del. C. § 141(d) (emphasis added). Thus, Section 141(d) of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide specified directors with voting powers greater or lesser than those of other directors. However, any differentiation of voting powers among directors may only be effected through the certificate of incorporation, and may not be effected through any other means, including a bylaw provision or board-adopted policy. See Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998). In Carmody, the Delaware Court of Chancery invalidated a provision in a stockholder rights plan that purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Id.; cf. 18A Am. Jur. 2d Corporations § 855 (2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). According to the Court, "[t]he plain, unambiguous meaning of the ... language [of 8 Del.C. § 141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, those distinctive voting rights must be set forth in the certificate of incorporation." Carmody, 723 A.2d at 1191. For that reason, granting one group of directors voting powers greater or lesser than those of other directors in the absence of a provision in the certificate of incorporation setting forth those disparate voting powers would contravene Carmody and Section 141(d) of the General Corporation Law. See Cal. Pub. Employees' Ret. Sys. v. Coulter, 2005 WL 1074354, *5

(Del. Ch. Apr. 21, 2005).

The statutory mandate that disparate director voting power must be contained in the corporation's certificate of incorporation is supported not only by the express language of Section 141(d) of the General Corporation Law, but also its legislative history. In particular, prior to the 2005 amendments to the General Corporation Law, Section 141(d) only permitted directors to have varying voting powers if the directors were elected by separate classes or series of capital stock and their disparate voting power was reflected in the corporation's certificate of incorporation. The 2005 amendments to the General Corporation Law loosened the requirements of Section 141(d) by, *inter alia*, inserting the underlined sentence of Section 141(d) quoted in the paragraph above in order to eliminate the requirement that varying director voting power be supported by a separate class or series of capital stock. Importantly, however, the 2005 amendments did not eliminate the requirement that any such variance of director voting power be implemented through the corporation's certificate of incorporation. See William J. Haubert and Brigitte V. Fresco, "2005 Amendments to the General Corporation Law of the State of Delaware," Insights: The Corporate & Securities Law Advisor, Vol. 19, No. 9 (September 2005).

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, the exclusive means of implementing such mechanism is by a provision of the certificate of incorporation. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Securities Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid, on the grounds that such a provision would only be effective if included in the certificate of incorporation. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-33 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a).

Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a).

Id. at 1291-92 (emphasis in original). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently does not provide for specified directors to have voting powers greater or lesser than those of other directors. Implementation of the Proposal, however, would require the Board to adopt a bylaw that would give "independent board members" greater voting rights than non-independent board members with respect to the election of the independent lead director. Thus, the bylaw contemplated by the Proposal, if implemented, would conflict with the rule under Delaware law, as applicable by virtue of the Certificate of Incorporation (which does not alter the default rule), that each of the Company's directors is entitled to one vote on each matter submitted to the Board. Moreover, because the bylaw contemplated by the Proposal would provide one group of directors greater voting rights than the other directors notwithstanding the absence of a certificate of incorporation provision setting forth those disparate voting rights, the bylaw would violate Section 141(d) of the General Corporation Law. See Coulter, 2005 WL 1074354 at *5.

Because the bylaw contemplated by the Proposal would conflict with the default rule, applicable by virtue of the Certificate of Incorporation, that each director shall be entitled to one vote on each matter submitted for board action, such bylaw would be void. Under Delaware law, a bylaw may not be inconsistent with law, nor may it conflict with a provision of the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . ."). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Moreover, a bylaw that conflicts with applicable law is void. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) (stating that "[a] bylaw that is inconsistent with any statute or rule of common law . . . is void"). In our opinion, to the extent the bylaw contemplated by the Proposal alters the default rule, applicable by virtue of the Certificate of Incorporation, that each director is entitled to one vote on each matter submitted for action by the Board, it is void.

We note that the addition of the language "take the steps necessary" to the Proposal does not change the fact that implementation of the Proposal would cause the Company to violate Delaware law. The SEC has previously taken a no-action position with respect to requests under Rule 14a-8(i)(2) to exclude proposals that the board take steps necessary (or take similar action) to amend the corporation's governing instruments, where the implementation of the proposal would cause the corporation to violate state law. See Bank of America Corporation, SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc., SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation, SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/TNP

Exhibit C

(Part 7: Independent Director Definition of the CII Corporate Governance Policies)

Council Policies

The corporate governance policies of the Council of Institutional Investors are a living document that is constantly reviewed and updated. These policies set standards or recommend practices that Council members believe companies and boards of directors should adopt to promote accountability, independence, integrity, rigor and transparency. Council members are not obligated to individually endorse all or any portion of the Council's policies, and companies aren't obligated to adopt the policies and procedures recommended by the Council.

COUNCIL OF INSTITUTIONAL INVESTORS

The Council of Institutional Investors
Corporate Governance Policies

7. <u>Independent Director Definition</u>

7.1 Introduction
7.2 Basic Definition of an Independent Director
7.3 Guidelines for Assessing Director Independence

7.1 Introduction: Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 Basic Definition of an Independent Director: An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 Guidelines for Assessing Director Independence: The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director **or such relative;**

7.3g Has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated Oct. 7, 2008)

```
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```

Job : 295
Date: 2/18/2009
Time: 3:16:52 PM

OFIS Submission Query Results

The number of results returned is 221

(Results as of 02/18/2009 03:13:55 PM)

	▶	Company	Sub/Form Type	File No	Filing Date ▼	S&C	Recv Date	CIK	Accession No.	Sub Status
☐	▶	EnergySolutions, Inc.	8-K/A	001-33830	02/17/2009	No	02/17/2009	0001393744	0001104659-09-010191	Disseminated
☐	▶	EnergySolutions, Inc.	SC 13G/A	005-83769	02/17/2009	No	02/17/2009	0001393744	0000898432-09-000210	Disseminated
☐	▶	EnergySolutions, Inc.	8-K	001-33830	02/13/2009	No	02/13/2009	0001393744	0001104659-09-009609	Disseminated
☐	▶	EnergySolutions, Inc.	SC 13D	005-83769	02/13/2009	No	02/13/2009	0001393744	0000909518-09-000125	Disseminated
☐	▶	EnergySolutions, Inc.	SC 13D	005-83769	02/13/2009	No	02/13/2009	0001393744	0000909518-09-000124	Disseminated
☐	▶	EnergySolutions, Inc.	SC 13G	005-83769	02/13/2009	No	02/13/2009	0001393744	0000909518-09-000122	Disseminated
☐	▶	EnergySolutions, Inc.	SC 13G	005-83769	02/10/2009	No	02/10/2009	0001393744	0000080255-09-000019	Disseminated
☐	▶	EnergySolutions, Inc.	8-K	001-33830	12/30/2008	No	12/30/2008	0001393744	0001104659-08-078798	Disseminated
☐	▶	ENERGYSOUTH INC	15-12G	000-29604	12/12/2008	No	12/12/2008	0001051286	0000950134-08-022059	Disseminated
☐	▶	EnergySouth Services, Inc.	15-15D	333-150198-02	12/12/2008	No	12/12/2008	0001430990	0000950134-08-022058	Disseminated
☐	▶	EnergySouth Midstream, Inc.	15-15D	333-150198-01	12/12/2008	No	12/12/2008	0001430992	0000950134-08-022060	Disseminated

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